Filed Pursuant To Rule 433
Registration No. 333-167132
September 26, 2011
The Strategic Case for Portfolio Construction Gold: A Unique Asset Class

Agenda A picture is worth a 1000 words – Size and diversity of the gold market Rediscovering the role of gold within an investment portfolio – Potential portfolio diversification: low and negative correlation – Risk management: liquidity, moderate volatility, no credit risk and tail risk protection Gold market fundamental drivers – Supply & Demand – Structural changes – India, China and central banks Gold bull market in perspective Ways to access the market

A Picture is Worth A 1000 Words

Total Mined Gold Relative to US Debt All gold ever mined would form a 20 metre high cube

Rediscovering the Role of Gold Within an Investment Portfolio

Gold Has Low Correlation Relative to Most Assets…

Correlation of weekly returns between gold (US$/oz) and selected asset classes (US$): Jan '87–Jul'10*



JPM 3-month T-bill Index
JPM US Treasury Index
BarCap Global Tsy Agg ex US
BarCap US Credit
BarCap US High Yield
JPM EM sovereign debt
MSCI US
MSCI EAFE
MSCI EM
S&P GSCI®
Gold (US$/oz)
-1.0 -0.8 -0.6 -0.4 -0.2 0.0 0.2 0.4 0.6 0.8 1.0
%

*Except for MSCI EM index (Dec'87Jul'10) and JP Morgan EM sovereign debt index (Dec'90 Jul'10) due to data availability.
Source: LBMA, Barclays Capital, JP Morgan, Bloomberg, World Gold Council

The correlation coefficient measures the degree to which the movements of two variables are related. For example, a correlation of 1.00 would (or 100%) indicate that the two asset classes monthly returns move in the same direction (positive or negative) for the stated time period. In contrast, a correlation coefficient of -1.00 would mean that the to indices move in opposite direction. A correlation of zero indicates that the two exhibit no discernible relationship.

WORLD GOLD COUNCIL
SPDR GLD GOLD SHARES
p. 6

and it is Negatively Correlated in Tail Risk Events... Weekly-return correlation between equities, gold and commodities when equities move by more than 2 standard deviations; Jan ‘87– Jul ‘10 Correlation between S&P 500 and gold (US$/oz) Correlation between S&P 500 and S&P GSCI Source: LBMA, Bloomberg, World Gold Council

and it Reduces Losses When Tail Risk Events Occur Performance of a US$100mn portfolio* with a 6% gold allocation and w/o gold during “tail risk” events *Benchmark portfolio with approx. 55% equities, 40% fixed income, 5% alternative assets. Source: World Gold Council

Gold's Volatility is Usually Lower Than Many Markets

Annualized volatility (%) of weekly returns for selected asset classes; Jan '87–Jul '10*



JPM 3M T-Bill Index
BarCap US Treasury Agg
BarCap US Credit Index
BarCap US High Yield
BarCap Global Tsy Agg ex US
JPM EM sovereign debt
Gold (US$/oz)
MSCI US
MSCI EAFE
S&P GSCI
MSCI EM
5
10
15
20
25
%

*Except for MSCI EM Index (Dec'87Jul'10) and JP Morgan EM Sovereign Debt Index (Dec'90-Jul'10) due to data availability

Source: LBMA, JP Morgan, Barclays Capital, MSCI Barra, Standard & Poor's, World Gold Council

WORLD GOLD COUNCIL
SPDR GLD GOLD SHARES
p. 9

Allocations to Gold Tend to Reduce Value at Risk Value at risk for a US$10mn portfolio investment with and without gold* *VaR or ‘Value at Risk’ is a risk management measure of maximum expected loss given a confidence level. Correlation estimates for VaR computation used weekly return data from Jan 1987 – July 2010. Each portfolio is structured to obtain the maximum risk – adjusted return. In this case the allocation to gold was 4%. Source: LBMA, JP Morgan, Barclays Capital, MSCI Barra, Standard & Poor’s, World Gold Council

Additionally, in the Past, Gold has Outperformed Other Assets in High Inflation and Performs Well in Deflation... Performance of various asset in different scenarios 2011–2015[1] 1 Performance based on a 1-5 scale (5=best performance; 1=worst performance). 2 The Wilshire 5000 Index is used for US equities. 3 10-year US Treasury bonds used as a proxy for all US bonds. 4 Baseline scenario is the average scenario depicting the normal of steady growth and moderate inflation. 5 Deflation scenario is representative of markets marked by depreciating prices. 6 Stagflation is an economic scenario that combines high inflation and negative growth. 7 Inflation scenario is a scenario of high inflation and average growth.

and it Usually Does not Perform Like a Commodity in Periods of Systemic Risk... Performance on various commodities and commodity indices for the period Apr 29 — May 6 and Q2 * Volatility is the annualized standard deviation of daily returns for the period. Source: Bloomberg and the Gold Market is Deeper Than Other Markets Size of Various Markets *Based on the open interest in oil futures contracts across major oil futures exchanges. Source: BIS, Bloomberg, GFMS, SIFMA

Gold Market Fundamentals: Drivers Behind Gold’s Bull Run

Physical Above Ground Stock Breakdown Total above ground stocks = 166,600 tonnes (US$8.1 trillion)[1] 1 Based on end-2010 volume and Q2 2011 average gold price. 2 Includes “other fabrication” (11.2%) and “unaccounted for” (2.2%) Source: GFMS, US Geological Survey, World Gold Council

Sources of Gold Demand and Supply are Diverse... 5-year average annual demand (Q2’06-Q1’11) 5-year average annual supply (Q2’06 Q1’11)-Annual average: 3,764 t Annual average: 3,764 t Jewelry (2,155 t) 56.9% Mine production** (2,247 t) 59% Investment* (1,203 t) 31.7% Recycled gold (1,359 t) 36% Technology (432 t) 11.4% Official Sector (158 t) 4% * Includes identifiable and non- identifiable investment ** Net of producer hedging t: tonnes t: tonnes Source: GFMS in the Past and in the Present 1-year annual demand (Q2’10Q1’11) — 1-year annual supply (Q2’10 Q1’11) Total: 4,244 t Total: 4,244 t Jewelry (2,089 t) 49% Investment* (1,696 t) 40% Mine production** (2,603 t) 61% Technology (431 t) 10% Recycled gold (1,640 t) 39% Official sector (156 t) 4% ** Net of producer hedging * Includes identifiable and non- identifiable investment — t: tonnes t: tonnes Source: GFMS

Global Demand – Highly Diverse Source: GFMS Note: Based on 2010 tonnage, demand includes jewellery, bar and coin, and technology. Excludes ETFs and OTC investment. Totals may not equal 100% due to rounding.

China and India play an Important Role in Global Demand Indian and Chinese gold demand* as a share of total golf demand* (%) *Gold demand includes all categories of demand except ETFs and OTC Source: GFMS, World Gold Council

Global Investment Demand – Strong Growth Annual gold investment demand Total Bar and Coin Demand ETFs & Similar Products

Central Banks Have Turned Net Buyers of Gold... Net Official sector transactions 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Source: GFMS, World Gold Council

and They Continue to be Buyers Chart 1: Large gold acquisitions or announcements since January 2009 Source: IMF International Financial Statistics, World Gold Council

Gold Bull Market In Perspective

A Measured Appreciation, not a Parabolic Rise Gold Price1970-1980 versus 2000-2010 Source: LBMA, World Gold Council

Room For Growth

Global Allocations to Gold Remain Small Global assets under management as of 2010 (est. total US$95 trillion) Total above ground stocks of gold in private hands = 31,100 tones by end 2010 Gold holdings as a % of total global assets were less than 1% by end 2010. Global Equities* 46% Global Fixed Income* 49% Alternatives** 5% Gold 1% Source: JPMorgan, Barclays Capital, HFR, FTSE/EPRA, BIS, World Gold Council *Estimated using world equity and bond index data and adjusting for data overlaps. ** Includes hedge funds, private equity, real estate, and commodities (excluding gold).

Many Options to Suit Needs and Preferences Coins and bars – Bullion vs. numismatic. – Economy of scale. Gold accounts — available from bullion banks – Allocated: specific bars identified by number, hallmark and weight. – Unallocated: share in a pool of gold; can be lent out. Mining equities – A complement to bullion. Over-the-counter products ETFs – Fully-backed. – Leveraged. Gold futures and options – Exchanges around the world—COMEX being the largest for gold.

Disclosure FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR PUBLIC USE. IMPORTANT RISK INFORMATION As with all investments, investing in gold entails risk. There can be no assurance that gold will maintain its long-term value in terms of purchasing power in the future or that gold will continue to exhibit low to negative correlation with other asset classes. You could loose money by investing in gold. ETF trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns. Although shares of GLD have historically been readily tradable on securities exchanges, there can be no assurance that an active trading market will be maintained. Diversification does not ensure profit or guarantee against loss. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Important Information Relating to SPDR Gold Trust: The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.

Disclosure The MSCI Emerging Markets Index, MSCI EAFE Index and the MSCI US are trademarks of Morgan Staley Capital International. S&P GSCI® is a trademark of Standard & Poor’s Financial Services, LLC. and has been licensed for use by Goldman, Sachs & Co. All information provided herein regarding JPMorgan Index products (referred to herein as “Index” or “Indices”), including without limitation, the levels of the Indices, is provided for informational purposes only and nothing herein constitutes, or forms part of, an offer or solicitation for the purchase or sale of any financial instrument or as an official confirmation of any transaction, or a valuation or price for any product referencing the Indices. Nor should anything herein be construed as a recommendation to adopt any investment strategy or as legal, tax of accounting advice. “SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P and S&P 500 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 866.320.4053 www.spdrgoldshares.com. Not FDIC Insured — No Bank Guarantee — May Lose Value IBG-4670 Exp. Date: 12/31/2011

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.